UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form U5S/A

                               AMENDMENT NO. 1 TO
                                  ANNUAL REPORT

                      For the year ended December 31, 2004

        Filed pursuant to the Public Utility Holding Company Act of 1935


                                   Emera Inc.
                            Emera U.S. Holdings, Inc.
                               BHE Holdings, Inc.

                                Mailing address:
                                  P.O. Box 910
                              Halifax, Nova Scotia
                                 Canada B3J 2W5

                                 Street address:
                             1894 Barrington Street
                           18th Floor Barrington Tower
                              Halifax, Nova Scotia
                                 Canada B3J 2W5


       ___________________________________________________________________
       (Name and address of each registered holding company in the system)

     This Amendment No. 1 to the Annual Report on Form U5S of Emera Inc. ("Emera"), Emera U.S. Holdings, Inc. and BHE Holdings, Inc. for the year ended December 31, 2004 is filed to amend and restate Emera's response to Item No. 7, Contributions and Public Relations, and to provide consolidating financial statements as required by Item No. 10, Financial Statements and Exhibits. Emera's Annual Report on Form U5S filed on May 2, 2005, indicated that this information would be filed by amendment. Part of the information in Item No. 10 is submitted to the Commission under a request for confidential treatment.

                                    * * * * *

Item 7. Contributions and Public Relations

Amended Response: The Province of Nova Scotia has in force a Lobbyists' Registration Act, which requires the registration of "in-house lobbyists". The Act defines an "in-house lobbyist" as an individual, a part of whose duties include lobbying on behalf of a corporation or a subsidiary of such corporation. As of December 31, 2004 Emera has registered five individuals pursuant to the Act at a cost of $53.25 CDN per lobbyist, which equates to an expenditure of $266.25 CDN. These individuals are employees of Emera and their aggregate compensation for 2004 equates to $2,072,110 CDN.

     Three of Emera's registered lobbyists are members of the Emera executive staff. These individuals record the allocation of their time on a daily basis, and their salaries are allocated to the Emera system company to which their work relates. The salary of one of the other lobbyists is allocated entirely to Emera Energy Inc., while the salary of the remaining lobbyist is allocated to system companies based on the allocation factor for the individual's cost center in accordance with Emera's policy concerning the allocation of costs.

     In 2004, Emera spent USD 23,838.15 with the consulting firm Firth and Associates for public relations counsel. Additionally, Dyer Goodall and Federle LLC were paid USD 15,345 for lobbying services concerning proposed legislation. Those charges were put through account number 9-028-000-001-EMRA (Emera).

     Bangor Hydro-Electric Company expended $55,953.51 USD on a single lobbyist located within the State of Maine who was retained to lobby with respect to proposed legislative changes. These expenditures were charged to FERC Account 426 or a subaccount thereof.

                                    * * * * *

Item 10. Financial Statements and Exhibits

FINANCIAL STATEMENTS

     The consolidating financial statements of Emera, Nova Scotia Power, Inc. ("NSPI") and Bangor Hydro-Electric Company ("BHE") are attached hereto as
Exhibit I. Emera's non-utility subsidiaries are not public companies and their financial statements are not publicly available. Exhibit J, submitted under a request for confidential treatment, includes the consolidating financial statements of the Emera group, including its non-utility subsidiaries. Additionally, certain


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

differences between Canadian generally accepted accounting principals ("GAAP") and US GAAP which affect Emera's financial statements are summarized below.

     NSPI's Future/Deferred Income Taxes

     The Canadian Institute of Chartered Accountants' Handbook ("Handbook")
     Section 3465 Income Taxes, under paragraph 102, permits rate-regulated enterprises to not recognize future income taxes to the extent that future income taxes are expected to be included in future rates charged to customers. There is no such provision in the United States. In the United States, future income taxes are referred to as deferred income taxes. NSPI's future, or deferred, income tax asset is therefore included in the US GAAP balance sheet creating a regulatory liability included in deferred credits. There is no impact to net earnings.

     NSPI's Pension Accounting

     Under US GAAP, a minimum pension liability must be recognized on the balance sheet if the accumulated benefit obligation exceeds the fair value of the plan assets. There is no such provision in Canadian GAAP, therefore, Emera has recognized this liability as a reconciling item on its US GAAP balance sheet. Since NSPI is a rate-regulated entity, a regulatory asset is created, and included in deferred charges, with no impact on net earnings.

     BHE

     Emera eliminates US/Canadian GAAP differences related to pension and income tax accounting when consolidating the results of BHE. When preparing the US/Canadian GAAP reconciliation, these eliminations are reversed. There is no impact to net earnings.

     FAS 133

     There are no provisions in Canadian GAAP similar to FAS 133.

      Emera Inc
       Consolidated Financial Statements - CDN $ millions
       Reconciliation to US GAAP
       As at and for the year ended December 31, 2004

                                                               Debit     Credit

       1.  Deferred income tax asset (current)                  1.3

           Deferred income tax asset (long-term)               37.8

              Deferred credits                                            39.1

           To recognize Nova Scotia Power's deferred income tax asset which is not required to be recognized under Canadian GAAP.

      2.   Deferred charges                                    10.5


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

           Deferred income tax asset (long-term)               52.6

           Accumulated other comprehensive income              85.3

              Deferred credits                                           148.4

           To recognize Nova Scotia Power's additional pension liability under US GAAP FAS 87.

      3.   Deferred charges                                    46.3

           Accumulated other comprehensive income               6.1

              Deferred credits                                            39.5

              Deferred future income tax liability                        12.9

           To reverse adjustments made to Bangor Hydro to convert to Canadian GAAP.

      4.   FAS 133: Unable to quantify.


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

                                    EXHIBITS

Exhibit I

Consolidating financial statements for the year ending December 31, 2004, showing Emera Inc. Nova Scotia Power, Inc. and Bangor Hydro-Electric Company.

Exhibit J

Consolidating financial statements for the year ending December 31, 2004, showing Emera Inc., Nova Scotia Power, Inc., Bangor Hydro-Electric Company and Emera's non-utility subsidiaries (confidential treatment requested).


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

                                    SIGNATURE


     Each undersigned system company has duly caused this amendment to the annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

Emera Inc.                                 Emera US Holdings, Inc.
                                           BHE Holdings, Inc.

By:  /s/ Richard J. Smith                  By:  /s/ Richard J. Smith
    ---------------------------------          ---------------------------------

Name:    Richard J. Smith                  Name: Richard J. Smith
Title:   Corporate Secretary               Title:  Assistant Corporate Secretary

Date:  June 27, 2005                       Date:  June 27, 2005



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